EXHIBIT 1

                             MATERIAL CHANGE REPORT
                             ----------------------

TO:                    British Columbia Securities Commission
                       Alberta Securities Commission
                       Saskatchewan Securities Commission
                       Ontario Securities Commission
                       Quebec Securities Commission
                       Nova Scotia Securities Commission
                       Newfoundland Securities Commission

ITEM 1                 REPORTING ISSUER
                       ----------------

                       Barrick Gold Corporation
                       Royal Bank Plaza, South Tower
                       Suite 2700, P.O. Box 119
                       200 Bay Street, Toronto, Ontario
                       M5J 2J3

ITEM 2                 DATE OF MATERIAL CHANGE
                       -----------------------

                       September 26, 2002

ITEM 3                 PRESS RELEASE
                       -------------

                       A press release was issued on September 26, 2002 at Toronto, Ontario. A copy of the press release is attached hereto.

ITEM 4                 SUMMARY OF MATERIAL CHANGE
                       --------------------------

                       On September 26, 2002, Barrick Gold Corporation ("Barrick") announced that it expects 2002 earnings per share in the 33-35 cent range (excluding non-hedge related adjustments) compared to earlier guidance for earnings at the lower end of the 42-47 cent per share range, based in both cases on a $315 spot gold price.

                       For the year, Barrick expects production to be on target for 5.7 million ounces, while cash costs are expected to average $178 per ounce, compared to $172 per ounce previously estimated. In addition to higher cash costs, Barrick expects marginally lower gold sales and higher depreciation expense than previously forecast.

                       See the press release attached hereto.

ITEM 5                 FULL DESCRIPTION OF MATERIAL CHANGE
                       -----------------------------------

                       See the press release attached hereto.

ITEM 6                 CONFIDENTIAL REPORT
                       -------------------

                       Not applicable.

ITEM 7                 OMITTED INFORMATION
                       -------------------

                       No significant facts have been omitted from this report.

ITEM 8                 SENIOR OFFICER
                       --------------

                       Richard Young, Vice President, Investor Relations of Barrick (416-307-7431) or Sybil Veenman, Associate General Counsel and Secretary of Barrick (416-307-7470) may be contacted for further information regarding the foregoing.


The foregoing accurately describes the material change referred to herein.

Dated at Toronto, Ontario this 4th day of October, 2002.


                                    BARRICK GOLD CORPORATION


                                    by  /s/ Sybil Veenman
                                        ---------------------------------------
                                        Sybil Veenman
                                        Associate General Counsel and Secretary

[BARRICK LOGO]

PRESS RELEASE - TORONTO, SEPTEMBER 26, 2002

For Immediate Release

All amounts in United States dollars


Barrick Revises 2002 Outlook

Full Year Earnings per Share Expected to be in $0.33-$0.35 range; Q3 in $0.05-$0.06 range


     Barrick Gold Corporation (ABX: NYSE/TSE) announced today that it expects 2002 earnings per share in the 33-35 cent range (excluding non-hedge related adjustments)(1) compared to earlier guidance for earnings at the lower end of the 42-47 cent per share range, based in both cases on a $315 spot gold price.

     "Certain operations experienced lower than anticipated grades and recovery rates, resulting in lower production and higher costs," said John Carrington, Vice Chairman and Chief Operating Officer. "While our third quarter has been disappointing, we expect our fourth quarter results to improve as we mine better grades at several operations."

     Overall, for the year, production is on target for 5.7 million ounces, while cash costs are expected to average $178 per ounce, compared to $172 per ounce previously estimated. Cash costs are expected to average approximately $180 per ounce in the third quarter. Despite the higher costs, the Company expects to generate $370 million in free cash flow this year.

     "We've been working flat out to fix the mine sequencing and processing issues at several of our mines this year," said Mr. Carrington. "We thought we had turned the corner with a strong June, but it's clear now it's taking a little longer than we would have liked to resolve the issues. They are short-term, and we are resolving them."

     In addition to higher cash costs, the Company expects marginally lower gold sales and higher depreciation expense than previously forecast.

     The Company expects third quarter earnings to be in the 5-6 cent range, before rising to the 10-11 cent range in the fourth quarter, based on spot gold prices averaging $315 per ounce.

     "In spite of this quarter's results, the fact remains that our operating mines are a solid base for our growth plans," said Randall Oliphant, President and Chief Executive Officer. The Company's existing operations are expected to produce an average of 5.5 million ounces a year at $175 cash costs through 2006.

     Beyond that, under the growth plan announced earlier this month, Barrick expects to develop four new mines, which are anticipated to add 2 million ounces of production at lower costs than its existing operations.

     In addition, the Company has announced plans to bring its forward sales position down to 12 million ounces, or 15% of current reserves - a one-third reduction from present levels - by yearend 2003. In line with that plan, the Company expects to reduce its forward sales position to 16.9 million ounces from
17.9 million ounces, and its variable price sales and call option contract position from 3.1 million ounces to 2.2 million ounces, by the end of the third quarter this year.

     Barrick is a leading international gold producer with the industry's only A-rated balance sheet, a portfolio of long-life, low-cost operations on four continents and proven and probable reserves of 82.3 million ounces of gold. Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.

CONFERENCE CALL NOTICE

--------
1 Non-hedge related adjustments were a gain of $10 million, or $0.02 per share, (net of tax effects) for the six months ended June 30, 2002.

BARRICK GOLD CORPORATION                                           PRESS RELEASE

Barrick Senior Management will be holding a Conference call:

        Thursday September 26, 2002 at 8:30 A.M., EDT
        North American callers dial:     888-391-0105
        Overseas callers dial:           415-537-1854

The Conference Call will be available for replay until October 3rd by calling 800-558-5253, reservation #20933178 for North America and 416-626-4100, reservation #20932961 for overseas.

A live webcast of the Conference Call will be accessible on Barrick's website at www.barrick.com

INVESTOR CONTACT:                 MEDIA CONTACT:
Richard Young                     Vincent Borg
Vice President,                   Vice President,
Investor Relations                Corporate Communications
Tel:  (416) 307-7431              Tel:  (416) 307-7477
Email: ryoung@barrick.com         Email: vborg@barrick.com




Certain statements included herein, including those regarding production, costs and earnings constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

BARRICK GOLD CORPORATION               2                           PRESS RELEASE

Production and Cost Summary

                                    2002 Production
                                  (attributable ounces -           2002 Total Cash
                                         (000'S)                    Costs (US$/oz)
                               ---------------------------------------------------------

                                    New       Previous           New          Previous
                                    Forecast  Forecast(1)        Forecast     Forecast(1)
--------------------------------------------------------      --------------------------
North America
     Betze-Post                       1,390        1,387           $ 228           $ 221
     Meikle                             650          677             198             186
---------------------------------------------------------      --------------------------
     Goldstrike Property Total        2,040        2,064             219             210
     Eskay Creek                        355          378              42              22
     Round Mountain                     380          366             190             200
     Hemlo                              270          290             227             207
     Holt-McDermott                      85           91             174             155
---------------------------------------------------------      --------------------------
                                      3,130        3,189             195             185
---------------------------------------------------------      --------------------------
South America
     Pierina                            885          845              78              78
Australia
     Plutonic                           320          310             185             178
     Darlot                             140          142             172             166
     Lawlers                            110          112             187             181
---------------------------------------------------------      --------------------------
     Yilgarn District Total             570          564             181             176
     Kalgoorlie                         365          367             226             218
---------------------------------------------------------      --------------------------
                                        935          931             199             193
---------------------------------------------------------      --------------------------
Africa
     Bulyanhulu                         350          362             199             191
Other/Mines closing in 2002             365          365             188             188
---------------------------------------------------------      --------------------------
Total                                 5,665        5,692           $ 178           $ 172
---------------------------------------------------------      --------------------------

1  Mid-year forecast
BARRICK GOLD CORPORATION               3                           PRESS RELEASE